SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of June 11, 2009

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

1 London Bridge

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On June 11, 2009 Global Crossing Limited, the parent of the registrant, issued a press release announcing the registrant’s unaudited financial results for the three months ended March 31, 2009. A copy of such press release condensed for the three months ended March 31, 2009 is attached to this report.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated June 11, 2009, regarding Global Crossing (UK) Telecommunications Limited’s consolidated financial results for the three months ended March 31, 2009.

Exhibit 99.1

Global Crossing Reports GCUK’s First Quarter Results

FOR IMMEDIATE RELEASE: THURSDAY, JUNE 11, 2009

London — Global Crossing Limited (NASDAQ: GLBC), a leading global IP solutions provider, today announced first quarter results for its subsidiary, Global Crossing (UK) Telecommunications Limited (GCUK).

Business Highlights

GCUK generated 79 million pounds of revenue in the first quarter and Operating Income Before Depreciation and Amortization (OIBDA) of 17 million pounds. (OIBDA is a non-GAAP measure that is defined and reconciled below.) Net cash provided by operating activities in the quarter was 3 million pounds.

“In a challenging economic environment, GCUK continues to deliver value-added products and services to customers seeking rapid efficiency gains through the deployment of advanced networking solutions,” said John Legere, Global Crossing’s chief executive officer. “As compared with the year-ago period, we have effectively replaced revenue lost through attrition of our Camelot contract, demonstrating positive sales momentum and setting a new foundation for growth.”

First Quarter Results

The results discussed below are prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. Generally Accepted Accounting Principles (U.S. GAAP) format.

GCUK generated revenue of 79 million pounds, a decrease of 3 million pounds or 4 percent, sequentially and essentially flat on a year-over-year basis. The sequential decrease in revenue was primarily due to the remaining attrition of the Camelot contract, partially offset by continued growth in enterprise, carrier data and indirect channel services. The year-over-year impact of the Camelot attrition was offset by growth in enterprise, carrier data and indirect channel services, as well as growth in carrier voice revenue.

Cost of revenue, which includes cost of access, technical real estate, network and operations, third party maintenance and cost of equipment sales, was 52 million pounds for the quarter, compared with 51 million pounds in the prior quarter and 50 million pounds in the first quarter of 2008. The year-over-year increase was primarily driven by higher equipment and professional services costs in the period.

Sales, general and administrative expenses (SG&A) were 9 million pounds for the quarter, declining by 5 million pounds from the prior quarter and essentially flat on a year-over-year basis. The sequential decrease in these costs was primarily due to lower allocated corporate overhead expenses and lower restructuring provisions for real estate.

GCUK’s OIBDA for the first quarter was 17 million pounds, compared with 16 million pounds in the fourth quarter of 2008 and 20 million pounds in the first quarter of 2008. The sequential increase in OIBDA was primarily due to lower allocated corporate overhead costs, a decrease in the restructuring provision, and lower access costs. The beneficial impact of these items in the quarter was somewhat offset by lower revenue, primarily due to the remaining attrition of the Camelot contract, and higher equipment and professional services costs. The year-over-year decrease in OIBDA was primarily due to higher equipment and professional services costs in the period.

GCUK recorded a net loss of 2 million pounds for the first quarter of 2009, compared with a net loss of 25 million pounds in the fourth quarter of 2008 and net income of 1 million pounds in the first quarter of 2008. In addition to the variances described above, the sequential decrease in net loss was primarily due to lower foreign exchange translation losses on the GCUK’s US dollar-denominated Senior Secured Notes in the first quarter of 2009 compared with the prior quarter.

Cash and Liquidity

As of March 31, 2009, GCUK had cash and cash equivalents of 33 million pounds compared with 36 million pounds at December 31, 2008, and 33 million pounds at March 31, 2008.

Net cash provided by operating activities during the first quarter totaled 3 million pounds after operating working capital use of 9 million pounds. GCUK’s cash and cash equivalents decreased by 3 million pounds in the first quarter, after purchases of property, plant and equipment of 3 million pounds and principal payments on finance leases and other debt obligations of 4 million pounds.

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Non-GAAP Financial Measures

Consistent with the U.S. Securities and Exchange Commission’s (SEC’s) Regulation G, the attached tables include a definition of OIBDA, as well as a reconciliation of such measure to the most directly comparable financial measure calculated in accordance with IFRS and presented in the US GAAP reporting format.

International Financial Reporting Standards

GCUK’s results reported here include unaudited consolidated financial results for the three months ended March 31, 2009, December 31, 2008 and March 31, 2008; the unaudited consolidated balance sheet as of March 31, 2009; and the audited consolidated balance sheet as of December 31, 2008, all in accordance with IFRS, as published by the International Accounting Standards Board (IASB). GCUK’s results for the first quarters of 2009 and 2008 and the fourth quarter of 2008 were included in Global Crossing’s consolidated results previously reported on May 4, 2009, in accordance with US GAAP and in U.S. dollars.

Conference Call

Management has scheduled a conference call for Thursday, June 11, 2009, at 9:00 a.m. EDT/2:00 p.m. BST to discuss GCUK’s financial results. The call may be accessed by dialing +1 212 231 2901 or +44 (0) 20 3300 0096. Callers are advised to dial in 15 minutes prior to the 9:00 a.m. EDT start time. The call will also be Webcast at http://investors.globalcrossing.com/results.cfm.

A replay of the call will be available on Thursday, June 11, 2009, beginning at 11:00 a.m. EDT/4:00 p.m. BST and will be accessible until Thursday, June 18, 2009, at 11:00 a.m. EDT/4:00 p.m. BST. To access the replay, dial +1 402 977 9140 or +1 800 633 8284 and enter reservation number 21424980. UK callers may access the replay by dialing +44 (0) 87 0000 3081 or +44 (0) 80 0692 0831 and entering reservation number 21424980.

ABOUT GLOBAL CROSSING (UK) TELECOMMUNICATIONS LIMITED

Global Crossing (UK) Telecommunications Limited provides a full range of managed telecommunications services in a secure environment ideally suited for IP-based business applications. The company provides managed voice, data, Internet and e-commerce solutions to a strong and established commercial customer base, including more than 100 UK government departments, as well as systems integrators, rail sector customers and major corporate clients. In addition, GCUK provides carrier services to national and international communications service providers.

ABOUT GLOBAL CROSSING

Global Crossing Limited (NASDAQ: GLBC) is a leading global IP solutions provider with the world’s first integrated global IP-based network. The company offers a full range of secure data, voice, and video products to approximately 40 percent of the Fortune 500, as well as to 700 carriers, mobile operators and ISPs. It delivers services to more than 690 cities in more than 60 countries and six continents around the globe.

Website Access to Company Information

Global Crossing maintains a corporate website at www.globalcrossing.com, and you can find additional information about the company through the Investors pages on that website at http://investors.globalcrossing.com. Global Crossing utilizes its website as a channel of distribution of important information about the company. Global Crossing routinely posts financial and other important information regarding the company and its business, financial condition and operations on the Investors web pages.

Visitors to the Investors web pages can view and print copies of Global Crossing’s SEC filings, including periodic and current reports on Forms 10-K, 10-Q, 8-K, and in respect of GCUK’s Forms 20-F and 6-K, as soon as reasonably practicable after those filings are made with the SEC. Copies of the charters for each of the standing committees of Global Crossing’s Board of Directors, its Corporate Governance Guidelines, Ethics Policy, press releases and analysts presentations are all available through the Investors web pages.

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Please note that the information contained on any of Global Crossing’s websites is not incorporated by reference in, or considered to be a part of, any document unless expressly incorporated by reference therein.

# # #

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties that could cause the actual results to differ materially, including; the impact on the business of current global economic conditions and the severe tightening in global credit markets; increased competition and pricing pressures resulting from technology advances and regulatory changes; competitive disadvantages relative to competitors with superior resources; the impact on the business of an economic downturn or recession; dependence on a number of key personnel; potential weaknesses in internal controls of acquired businesses, and difficulties in integrating internal controls of those businesses with GCUK’s internal controls; the concentration of revenue in a limited number of customers, and the rights of such customers to terminate their contracts or to simply cease purchasing services thereunder; the influence of the company’s parent, and possible conflicts of interest of the parent or of certain of GCUK’s directors and officers; our ability to raise capital through financing activities; exposure to contingent liabilities; and other risks referenced from time to time in GCUK’s filings with the Securities and Exchange Commission. Global Crossing undertakes no duty to update information contained in this press release or in other public disclosures at any time.

CONTACT GLOBAL CROSSING:

Press Contact

Michael Schneider

+ 1 973 937 0146

Michael.Schneider@globalcrossing.com

Analysts/Investors Contacts

Mark Gottlieb

+ 1 800 836 0342

glbc@globalcrossing.com

Gino Mathew

United Kingdom

+ 1 973 937 0133

gino.mathew@globalcrossing.com

IR/PR1

5 Financial Tables Follow

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Table 1

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Statement of Financial Position

Results below are in pounds sterling in thousands

	March 31,	December 31,
	2009	2008
	(unaudited)	(audited)
Non-current assets
Intangible assets, net	£11,857	£11,955
Property, plant and equipment, net	174,121	179,544
Investment in associate	210	178
Retirement benefit asset	1,020	1,020
Trade and other receivables	37,726	37,006

	224,934	229,703

Current assets
Trade and other receivables	61,184	56,276
Derivative financial instrument	3,013	2,787
Cash and cash equivalents	32,658	36,100

	96,855	95,163

Total assets	£321,789	£324,866

Current liabilities
Trade and other payables	£(85,951)	£(81,909)
Senior secured notes	(7,382)	(7,382)
Deferred revenue	(40,188)	(38,751)
Provisions	(1,779)	(1,590)
Obligations under finance leases	(8,524)	(10,182)
Other debt obligations	(741)	(740)

	(144,565)	(140,554)

Non-current liabilities
Trade and other payables	(257)	(335)
Senior secured notes	(281,593)	(279,546)
Deferred revenue	(96,989)	(100,694)
Retirement benefit obligation	(2,957)	(2,880)
Provisions	(2,429)	(3,786)
Obligations under finance leases	(12,295)	(14,043)
Other debt obligations	(110)	(240)

	(396,630)	(401,524)

Total liabilities	(541,195)	(542,078)

Net liabilities	£(219,406)	£(217,212)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	£101	£101
Capital reserve	31,047	30,504
Hedging reserve	2,148	2,694
Accumulated deficit	(252,702)	(250,511)

Total equity	£(219,406)	£(217,212)

Table 2

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Statements of Operations

Results below are in pounds sterling in thousands

	Three months ended
IFRS in IFRS Reporting Format	March 31, 2009	December 31, 2008	March 31, 2008
	(unaudited)	(unaudited)	(unaudited)
Revenue	£78,588	£81,647	£78,402
Cost of sales	(50,524)	(51,435)	(48,592)

Gross profit	28,064	30,212	29,810
Distribution costs	(4,574)	(4,723)	(4,073)
Administrative expenses	(16,902)	(22,694)	(16,987)

Operating profit	6,588	2,795	8,750
Finance revenue	1,678	8,233	1,036
Finance charges	(10,299)	(36,140)	(8,735)

(Loss)/profit before tax	(2,033)	(25,112)	1,051
Tax charge	(158)	(142)	(244)

(Loss)/profit for the period	£(2,191)	£(25,254)	£807

	Three months ended
IFRS in U.S. GAAP Reporting Format	March 31, 2009	December 31, 2008	March 31, 2008
	(unaudited)	(unaudited)	(unaudited)
REVENUES	£78,588	£81,647	£78,402
Cost of revenue (excluding depreciation and amortization shown separately below)
Cost of access	(24,580)	(26,058)	(24,048)
Real estate, network and operations	(12,784)	(11,568)	(12,735)
Third party maintenance	(3,659)	(3,681)	(4,417)
Cost of equipment and other sales	(11,217)	(9,954)	(8,882)

Total cost of revenue	(52,240)	(51,261)	(50,082)

Gross margin	26,348	30,386	28,320
Selling, general and administrative	(9,012)	(14,143)	(8,619)
Depreciation and amortization	(10,463)	(11,393)	(10,951)

Total operating expenses	(71,715)	(76,797)	(69,652)

OPERATING INCOME	6,873	4,850	8,750
OTHER INCOME (EXPENSE)
Interest expense, net	(7,322)	(7,201)	(7,759)
Other income (expense), net	(1,584)	(22,761)	60

(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES	(2,033)	(25,112)	1,051
Provision for income taxes	(158)	(142)	(244)

NET (LOSS) INCOME	£(2,191)	£(25,254)	£807

Note:	The classification differences between reporting under IFRS and U.S. GAAP Reporting Format are as follows:

Cost of sales:

Under IFRS reporting format, the company includes cost of access, third party maintenance, customer-specific costs and depreciation on network assets within cost of sales.

Cost of revenue:

Under U.S. GAAP reporting format, the company includes cost of access, real estate, network and operations, third party maintenance and cost of equipment and other sales within cost of revenue.

Foreign currency gains and losses:

Under IFRS reporting format, the company includes foreign currency gains and losses within operating profit, except for those related to the senior secured notes, which are included in finance charges, and those related to loans to related parties, which are included in finance revenue. Under U.S. GAAP reporting format, all foreign exchange gains and losses are included in other income (expense), net.

Table 3

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Statement of Cash Flows

Results below are in pounds sterling in thousands

	Three months ended
	March 31, 2009	March 31, 2008
	(unaudited)	(unaudited)
Operating activities:
(Loss) profit for the period	£(2,191)	£807
Adjustments for:
Finance costs, net	8,621	7,699
Income tax	158	244
Depreciation of property, plant and equipment	8,262	8,668
Amortization of intangible assets	394	554
Amortization of prepaid connection costs	2,441	2,295
Share based payment expense	543	1,499
Loss on disposal of property, plant and equipment	(50)	—
Equity income from associate	(32)	—
Change in provisions	(1,223)	(472)
Change in operating working capital	(8,938)	(4,408)
Change in other assets and liabilities	(3,994)	(1,750)

Cash generated from operations	3,991	15,136
Interest paid	(528)	(446)

Net cash provided by operating activities	£3,463	£14,690

Investing activities:
Interest received	121	£220
Purchase of property, plant and equipment	(3,142)	(4,550)
Proceeds from disposal of property, plant and equipment	58	—

Net cash used in investing activities	£(2,963)	£(4,330)

Financing activities:
Repayments of capital elements under finance leases	£(3,405)	£(1,653)
Proceeds from debt obligations, net	—	474
Repayment of capital element of other debt obligations	(121)	(97)
Payment of employee taxes on share based compensation	(416)	—

Net cash used in financing activities	£(3,942)	£(1,276)

Net (decrease)/increase in cash and cash equivalents	(3,442)	9,084
Cash and cash equivalents at beginning of period	36,100	23,954

Cash and cash equivalents at end of period	£32,658	£33,038

Non-cash in financing activities:
Capital lease and debt obligations incurred	£—	£694

Table 4

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Summary of Consolidated Revenues

Results below are in pounds sterling in thousands

	Three months ended
	March 31, 2009	December 31, 2008	March 31, 2008
	(unaudited)	(unaudited)	(unaudited)
Revenues:
Enterprise, carrier data and indirect sales channels	£76,589	£79,674	£76,958
Carrier voice	1,874	1,848	1,319

Revenue from third party customers	78,463	81,522	78,277
Revenues from Global Crossing group companies	125	125	125

Consolidated revenues	£78,588	£81,647	£78,402

Table 5

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Reconciliation of OIBDA to Net (Loss) Income

Results below are in pounds sterling in thousands

Pursuant to the SEC’s Regulation G, the following table provides a reconciliation of OIBDA, which is considered a non-GAAP (Generally Accepted Accounting Principles) financial measure, to net (loss) income under U.S. GAAP reporting format.

OIBDA is defined as operating income (loss) before depreciation and amortization, based upon our IFRS results in U.S. GAAP reporting format consolidated statement of operations. OIBDA differs from operating income (loss), in that it excludes depreciation and amortization. Such excluded expenses primarily reflect the non-cash impacts of historical capital investments, as opposed to the cash impacts of capital expenditures made in recent periods. In addition, OIBDA does not give effect to cash used for debt service requirements and thus does not reflect available funds for reinvestment, distributions or other discretionary uses.

Management uses OIBDA as an important part of our internal reporting and planning processes and as a key measure to evaluate profitability and operating performance, make comparisons between periods, and to make resource allocation decisions. Management believes that the investment community uses similar performance measures to compare performance of competitors in our industry.

There are material limitations to using non-GAAP financial measures. Our calculation of OIBDA may differ from similarly titled measures used by other companies, and may not be comparable to those other measures. Additionally, OIBDA does not include certain significant items such as depreciation and amortization, interest income, interest expense, income taxes and other non-operating income or expense items. OIBDA should be considered in addition to, and not as a substitute for, other measures of financial performance reported in accordance with GAAP.

Management believes that OIBDA is useful to our investors as it is a relevant indicator of operating performance, especially in a capital-intensive industry such as telecommunications. OIBDA provides investors with an indication of the underlying performance of our everyday business operations. It excludes the effect of items associated with our capitalization and tax structures, such as interest income, interest expense and income taxes, and of other items not associated with our everyday operations.

	Three months ended
	March 31, 2009	December 31, 2008	March 31, 2008
	(unaudited)	(unaudited)	(unaudited)
OIBDA	£17,336	£16,243	£19,701
Depreciation and amortization	(10,463)	(11,393)	(10,951)

Operating income	6,873	4,850	8,750
Interest expense, net	(7,322)	(7,201)	(7,759)
Other income (expense), net	(1,584)	(22,761)	60
Provision for income taxes	(158)	(142)	(244)

Net (loss) income	£(2,191)	£(25,254)	£807

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/s/ ANTHONY D. CHRISTIE
Name:	Anthony D. Christie
Title:	Managing Director

Date: June 11, 2009

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